Antelope Enterprise Holdings Ltd

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

September 26, 2023

VIA EDGAR

Mr. Kyle Wiley

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antelope Enterprise Holdings Ltd
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-34944

Dear Kyle Wiley and Andrew Mew

Antelope Enterprise Holdings Ltd. (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on September 12, 2023 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) and addressed to Weilai Zhang (the “Staff’s Letter”).

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 82

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we did not rely on any legal opinions or third-party certifications as the basis for its submission. However, we have received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party.

We respectfully advise the Staff that we also reviewed (i) the shareholder register provided by Transhare Corporation, and (ii) Schedules 13D and 13G filed by the shareholders, the absence of any Schedule 13D or 13G filing made by any foreign governmental entity with respect to the Company’s securities, and the absence of foreign government representation on its board of directors, the Company has no awareness or belief that it is owned or controlled by a government entity in mainland China.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for “our company.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
●	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that:

With respect to (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and British Virgin Islands. The Company holds 100% equity interests in its consolidated operating entities, except for Hainan Kylin Cloud Services Technology Co., Ltd., in which the Company indirectly holds 51% equity interest. Therefore, to the best of the Company’s knowledge, no governmental entity in mainland China, Hong Kong, or the British Virgin Islands owns shares of the Company’s significant consolidated foreign operating entities.

With respect to (b)(3) of Item 16I, the Company respectfully supplements that, the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiaries in Hong Kong or any of the Company’s other consolidated foreign operating entities.

With respect to (b)(4) of Item 16I, the Company respectfully supplements that the Company received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party

With respect to (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we did not rely on any legal opinions or third-party certifications as the basis for its disclosure. However, the Company has received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party. The Company believes that all of its directors and the directors of its consolidated foreign operating entities have demonstrated honesty and integrity in their business activities. The Company did not, however, request written confirmations from the directors of the Company and its consolidated foreign operating entities regarding their current or prior membership or affiliation with the Chinese Communist Party (other than with respect to current status as an official) in light of the language of Item 16I(b)(4), which the Company understood to require disclosure regarding current officials of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

RESPONSE: In response to the Staff’s comment, we respectfully confirm that the Company’s articles and the articles and the articles of Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please don’t hesitate to contact us.

Sincerely,

Antelope Enterprise Holdings Ltd

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer